UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 11, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Re: Immediate Report Regarding A Private Placement That is Neither Extraordinary Nor Significant Pursuant to the Israeli Securities Regulations (Private Placement of Securities in a Listed Company)-2000

The Company hereby respectfully files an immediate report in accordance with the Israeli Securities Regulations (Private Placement of Securities in a Listed Company) 2000, as follows:

1.	General

On September 11, 2013 the Board of Directors of the Company approved a Share Purchase Agreement with Aurum Ventures M.K.I Ltd. (hereinafter: "the Offeree"), pursuant to which, in consideration for the purchase of 2,118,472 ordinary shares of NIS 1 p.v. each of Proteologics Ltd. ("Proteologics"), comprising 14.13% of the issued and outstanding capital of Proteologics, which is owned by the Offeree, the Company will allocate to the Offeree 3,031,299 ordinary shares of NIS 0.1 p.v. each, in an overall value of NIS 3,316,847. This is based on the value of a Company share price on the Tel Aviv Stock Exchange during the fourteen (14) trading days preceding the date of signature of the Share Purchase Agreement, i.e. a total of NIS 1.0942 per share, all in accordance with the terms and conditions set forth in this report.

2.	Terms of Offered Securities, Their Quantity and Rate in Percentages

2.1	The Company shall allocate 3,031,299 ordinary shares of p.v. NIS 0.1. each to the Offeree, which after allocation will comprise 1.39% of the Company's issued and outstanding capital, and 1.17% on a fully diluted basis ("the allocated shares"), at a price of NIS 1.0942 per share ("price per share in a private placement").

2.2	The Company's authorized capital includes 700,000,000 ordinary shares of NIS 0.1. p.v. each. As of the date hereof, the issued and outstanding share capital of the Company comprises 229,687,968 ordinary shares of NIS 0.1 p.v. each and on a fully diluted basis, 256,147,801 ordinary shares of NIS 0.1 p.v. each.

2.3	The allocated shares shall carry equal rights to the current ordinary shares of the Company's capital, and each ordinary share shall confer upon its holder: (1.) the right to be invited and to attend all the general meetings of the Company - both annual and ordinary – and the right to one vote in respect of each ordinary share, at each vote and at each general meeting of the Company; (2.) the right to receive dividends, if and when distributed, and the right to receive bonus shares, if distributed; and (3.) the right to participate in the distribution of assets upon the Company's liquidation.

2.4	The allocated shares shall be registered under the name of a listings company through which the Company's shares will be listed.

3.	The Offered Securities and Their Price on the Stock Exchange on the Day Preceding Publication of this Report, and the Ratio Between Them in Percentages

The price per share in a private placement as mentioned in Section 2 above, was fixed during negotiations between the Company and the Offeree, bearing in mind the value of a share in the fourteen (14) trading days preceding the date of signature of the Share Purchase Agreement, and the fact that the securities being offered pursuant to this report are restricted in accordance with the provisions of Article 15C of the Israeli Securities Law - 1968, and the Israeli Securities Regulations (Particulars Regarding Articles 15A and 15C of the Israeli Law)-2000.

The price of a Company share on the Stock Exchange on the day preceding the date of this report is NIS 1.061. The price of a Company share in the private placement which is the subject of this report is higher than 3.13% of this price.

4.	The Consideration

In consideration for allocating the allotted shares, the Offeree shall deliver to the Company 2,118,472 ordinary shares of NIS 1 p.v. each, comprising 14.13% of the issued and outstanding share capital of Proteologics, and 9.81% on a fully diluted basis ("the consideration").

5.	Agreements Relating to Rights in the Company's Securities

To the best of the Company's knowledge, as of the date of publication of this immediate report no agreements exist between the Offeree and the holders of Company securities, whether in writing or verbal, in connection with the purchase and/or the sale of the Company's securities and/or in connection with voting rights in the Company.

6.	Preventions or Restrictions on Executing Transactions in the Offered Securities

To the best of the Company's knowledge, there is a 'share restriction' on the allocated shares pursuant to Article 15C of the Israeli Securities Law - 1968 and the Israeli Securities Regulations (Particulars Regarding Articles 15A and 15C of the Israeli Law) -2000.

7.	The allocated shares shall be allocated only after obtaining the approval of the Tel Aviv Stock Exchange Ltd. for listing on the Exchange.

Yours faithfully, X T L Biopharmaceuticals Ltd.

By:	David Grossman, CEO

Ronen Twito, Deputy CEO and CFO

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds more than 30% in Proteologics Ltd. (TASE: PRTL), a drug discovery company, and controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the NASDAQ Stock Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 11, 2013	By:	/s/ David Grossman
David Grossman Chief Executive Officer

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